Exhibit 4.5

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”), is entered into as of July 7, 2006 (the “Effective Date”) by and between Sinovac Biotech Ltd., a company incorporated and existing under the laws of Antigua (the “Company”) and Dr. Weidong Yin, an individual (the “Executive”). Except with respect to the direct employment of the Executive by the Company, the term “Company” as used herein with respect to all obligations of the Executive hereunder shall be deemed to include the Company and all of its subsidiaries and affiliated entities (collectively, the “Group”).

RECITALS

A. The Company desires to continue to employ the Executive as its Chief Executive Officer and President and to enter into an agreement embodying the terms of such employment and considers it essential to its best interests and the best interests of its shareholders to retain the employment of the Executive by the Company during the term of Employment (as defined below).

B. The Executive desires to accept such continued employment by the Company as its Chief Executive Officer and President during the term of Employment and upon the terms and conditions of this Agreement.

AGREEMENT

The parties hereto agree as follows:

1.	POSITION

The Executive hereby accepts a position as Chief Executive Officer and President (the “Employment”) of the Company.

2.	TERM

Subject to the terms and conditions of this Agreement, the initial term of the Employment shall be three years commencing on the Effective Date, unless terminated earlier pursuant to the terms of this Agreement. Upon expiration of the initial three-year term, the Employment shall be automatically extended for successive one-year terms unless either party gives the other party hereto a one-month prior written notice to terminate the Employment prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of this Agreement.

3.	PROBATION

No probationary period.

4.	DUTIES AND RESPONSIBILITIES

The Executive’s duties at the Company will include all jobs assigned by the Company’s Board of the Directors (the “Board”).

The Executive shall devote all of his or her working time, attention and skills to the performance of his or her duties at the Company and shall faithfully and diligently serve the Company in accordance with this Agreement, and the by-laws, guidelines, policies and procedures of the Company approved from time to time by the Board.

The Executive shall use his or her best efforts to perform his or her duties hereunder. The Executive shall not, without the prior written consent of the Board, become an employee of any entity other than the Company and any subsidiary or affiliate of the Company, and shall not be concerned or interested in any business or entity that competes with that carried on by the Company (any such business or entity, a “Competitor”), provided that nothing in this clause shall preclude the Executive from holding any shares or other securities of any Competitor that is listed on any securities exchange or recognized securities market anywhere. The Executive shall notify the Company in writing of his or her interest in such shares or securities in a timely manner and with such details and particulars as the Company may reasonably require.

5.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound except for agreements entered into by and between the Executive and any member of the Group pursuant to applicable law, if any; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity that would prevent, or be violated by, the Executive entering into this Agreement or carrying out his duties hereunder; (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the Group, as the case may be.

6.	LOCATION

The Executive will be based in Beijing, China. The Company reserves the right to transfer or second the Executive to any location in China or elsewhere in accordance with its operational requirements.

7.	COMPENSATION AND BENEFITS

(a)	Cash Compensation. The Executive’s cash compensation (including salary and bonus) shall be provided by the Company pursuant to Schedule A hereto, subject to annual review and adjustment by the Company.

(b)	Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the Executive will be eligible for participating in such plan pursuant to the terms thereof as determined by the Company.

(c)	Benefits. The Executive is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

8.	TERMINATION OF THE AGREEMENT

(a)	By the Company. The Company may terminate the Employment for cause, at any time, without notice or remuneration, if (1) the Executive is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, (2) the Executive has been negligent or acted dishonestly to the detriment of the Company, (3) the Executive has engaged in actions amounting to misconduct or failed to perform his or her duties hereunder and such failure continues after the Executive is afforded a reasonable opportunity to cure such failure, (4) the Executive has died, or (5) the Executive has a disability that shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Executive unable to perform the essential functions of his employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply. In addition, the Company may terminate the Employment without cause, at any time, upon one month’s written notice, and upon termination without cause, the Company shall provide compensation to the Executive as expressly required by applicable law of the jurisdiction where the Executive is based.

(b)	By the Executive. The Executive may terminate the Employment at any time with a one-month prior written notice to the Company, if (1) there is a material reduction in the Executive’s authority, duties and responsibilities, or (2) there is a material reduction in the Executive’s annual salary before the next annual salary review. In addition, the Executive may resign prior to the expiration of the Agreement if such resignation is approved by the Board or an alternative arrangement with respect to the Employment is agreed to by the Board.

(c)	Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

9.	EMPLOYEE INVENTIONS

(a)	The term “Employee Inventions” means any and all processes, inventions, technology, computer programs, original works or authorship, designs, formulas, patents, discoveries, copyrights and all improvements, rights, and claims that are conceived, developed or reduced to practice by the Executive alone or with others.

(b)	Any and all Employee Inventions that the Executive has conceived or made, or may conceive or make during the term of the Employment using the equipment, supplies, facilities or trade secret of the Company or any other member of the Group, directly or indirectly, connected with the business of the Company or any other member of the Group, shall be the sole and exclusive property of the Company or as it may designate, any other member of the Group. The Executive agrees that all patentable and copyrightable works by the Executive while working on company projects or under the Company’s direction, in connection with the Company’s or the Group’s business are “works made for hire” and the Executive hereby assigns all proprietary rights, including patent and copyright, in these works to the Company or as it may designate, any other member of the Group without further compensation.

(c)	The Executive further agrees to (i) disclose promptly to the Company all such Employee Inventions that the Executive has made or may make while working on company projects solely, jointly or commonly with others, (ii) assign all such Employee Inventions to the Company or as it may designate, any other member of the Group, and (iii) execute and sign any and all applications, assignments or other instruments that the Company may deem necessary in order to enable it, at its expense, to apply for, prosecute, and obtain patents, copyrights, or other proprietary rights in China and foreign countries, or in order to transfer to the Company or as it may designate, any other member of the Group all right, title and interest in such Employee Inventions.

(d)	The provisions set forth in Exhibit A shall apply.

10.	CONFIDENTIAL INFORMATION.

(a)	The Executive recognizes and acknowledges that he will have access to certain information of the Company or the Group and that such information is confidential and constitutes valuable, special and unique property of the Company or the Group. The parties agree that the Company and the Group have a legitimate interest in protecting the Confidential Information (as defined in Exhibit A), which includes all the commercial and technological secrets and know-how and other confidential information of the Company or the Group. The parties agree that each of the Company and other members of the Group is entitled to protection of its interests in the Confidential Information. The Executive shall not at any time, either during or subsequent to the term of this Agreement, disclose to others, use, copy or permit to be copied, except in pursuance of his duties for an on behalf of the Company, it successors, assigns or nominees, any Confidential Information (regardless of whether developed by the Executive) without the prior written consent of the Company.

(b)	The parties agrees that in the event of a violation of this covenant against non-use and non-disclosure of Confidential Information, that the Company or the relevant member of the Group shall be entitled to a recovery of damages from Executive and/or an injunction against the Executive for the breach or violation or continued breach or violation of this covenant or the confidential agreement mentioned above.

(c)	The Executive shall not issue any publications and papers containing any Confidential Information without the Company’s prior written consent.

(d)	The provisions set forth in Exhibit A shall apply.

11.	NON-COMPETITION

(a)	During the Employment Term, the Executive shall devote his full business efforts and time to the Company. Executive agrees, during the Employment Term for a period of 6 months thereafter, not to actively engage in any other employment, occupation, consulting activity or business referral for any direct or indirect remuneration without the prior approval of the Company; provided, however, that Executive may serve in any capacity with any civic, educational or charitable organization, or as a member of corporate Boards of Directors or committees thereof, without the approval of the Company, unless there is a conflict of interest.

(b)	During the Employment Term, the Executive shall declare any shareholdings and interest in other companies in which there is a conflict interest with the Company.

(c)	The provisions set forth in Exhibit A shall apply.

12.	WITHHOLDING TAXES

Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such national, provincial, local or any other income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

13.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent, and (ii) in the event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

14.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity of that certain provision shall not affect the validity of other provisions or applications of this Agreement, which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

15.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Executive and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The Executive acknowledges that he or she has not entered into this Agreement in reliance upon any representation, warranty or undertaking that is not set forth in this Agreement. Any amendment to this Agreement must be in writing and signed by the Executive and the Company.

16.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the law of the State of New York, USA.

17.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

18.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

19.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

20.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

21.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that it, he or she has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

SINOVAC BIOTECH LTD.

By:
Name:
Title:

WEIDONG YIN

Schedule A

Cash Compensation

	Amount	Pay Period
Salary

Bonus

Exhibit A

1. Non-Disclosure

A. The Executive will hold all Confidential Information in confidence and will not disclose, use, copy, publish, summarize, or remove from the premises of Company any Confidential Information, except (a) as a necessary to carry out his assigned responsibilities as a Company employee, and (b) after termination of his employment, only as specifically authorized in writing by an officer of Company. However, The Executive shall not be obligated under this paragraph with respect to information if such information is or becomes readily publicly available without restriction through no fault of his. “Confidential Information” shall mean all information related to any aspect of the business of Company or the Group that is either information not known by actual or potential competitors of Company or any other member of the Group or is proprietary information of Company or any other member of the Group, whether of a technical nature or otherwise. Confidential Information includes inventions, disclosures, processes, systems, methods, formulae, devices, patents, patent applications, trademarks, intellectual properties, instruments, materials, products, patterns, compilations, programs, techniques, sequences, designs, research or development activities and plans, specifications, computer programs, source codes, costs of production, prices or other financial data, volume of sales, promotional methods, marketing plans, lists of names or classes of customers or personnel, lists of suppliers, business plans, business opportunities or financial statements.

B. The Executive will safeguard and keep confidential the proprietary information of customers, vendors, consultants and other parties with which Company or any other member of the Group does business to the same extent as if it were Confidential Information. The Executive will not, during his employment with Company or otherwise, use or disclose to the Company any confidential, trade secret or other proprietary information or material of any previous employer or other person, and the Executive will not bring onto the Company’s premises any unpublished document or any other properly belonging to any former employer without the written consent of that former employer.

2. Non-Competition

A. During the Executive’s employment with the Company, the Executive will perform for the Company such duties as it may designate from time to time and will devote his full time and best efforts to the business of the Company and will not, without the prior written approval of (i) an officer for the Company if he is not an executive officer of the Company or (ii) the board of directors of the Company if he is an executive officer for the Company: (a) engage in any other professional employment or consulting, or (b) directly or indirectly participate in or assist any business that is a current or potential supplier, customer, or competitor of the Company.

B. The Executive agrees that during the term of his employment with the Company (whether or not during business hours), he will not engage in any activity that is in any way competitive with the business or demonstrably anticipated business of the Company, and he will not assist any other person or organization in competing or in preparing to compete with any business or demonstrably anticipated business of the Company.

C. During the terms of his employment by the Company and for one year thereafter, The Executive shall not directly or indirectly, without the prior written consent of the Company, solicit, recruit, encourage or induce any employees, officers, consultants, contractors or subcontractors of the Company to leave the employ of the Company, either on his own behalf or on behalf of any other person or entity.

3. Proprietary Information

A. Upon termination of his employment, the Executive will promptly return to the Company all items containing or embodying Confidential Information (including all copies), except that he may keep his personal copies of (i) his compensation records, (ii) materials distributed to shareholders generally and (iii) this Agreement. All papers, records, data, notes, drawings, files, documents, samples, devices, products, equipment and other materials, including copies and in whatever form relating to the business of Company that the Executive possesses or creates as a result of his employment, whether or not confidential, are the sole and exclusive property of the Company. In the event of the termination or expiration of his employment, the Executive will promptly deliver all such materials to the Company.

B. All inventions, ideas, designs, circuits, schematics, formulas, algorithms, trade secrets, works of authorship, developments, processes, techniques, improvements and related know-how that result from work performed by the Executive, alone or with others, on behalf of the Company or through access to Confidential Information or property, whether or not patentable or copyrightable (collectively “Inventions”) shall be the property of the Company, and to the extent permitted by law, shall be “works made for hire”. The Executive hereby assigns and agrees to assign to the Company or its designee, without further consideration, his entire right, title and interest in and to all Inventions, including all rights to obtain, register, perfect and enforce patents, copyrights and other intellectual property protection for inventions. The Executive will disclose promptly and in writing to the individual designated by the Company or to his immediate supervisor all Inventions that he has made or reduced to practice. During his employment and for four years after, the Executive will assist the Company (at its expense) to obtain and enforce patents, copyrights and other forms of intellectual property protection on Inventions. If the Executive uses or discloses his own confidential information or intellectual property when acting within the scope of his employment or otherwise on behalf of the Company, the Company will have and the Executive hereby grants the Company a perpetual, irrevocable, worldwide royalty-free, non-exclusive, sublicensable right and license to exploit and exercise all such confidential information and intellectual property rights.

C. The Executive has not entered into, and he agrees he will not enter into, any agreement either written or oral in conflict with this Agreement or his employment with the Company. The Executive will not violate any agreement with or rights of any third party or, except as expressly authorized by the Company in writing hereafter, use or disclose his own or any third party’s confidential information or intellectual property when acting within the scope of his employment or otherwise on behalf of the Company. Further, the Executive has not retained anything containing any confidential information of a prior employer or other third party, whether or not created by him.

4. Miscellaneous

The Executive agrees that his obligation under paragraphs 1, 2 and 3 of this exhibit shall continue in effect after termination of his employment, regardless of the reason or reasons for termination, and whether such termination is voluntary of involuntary on his part, and that the Company is entitled to communicate the Executive’s obligations under this exhibit to any further employer or potential employer of his. The Executive’s obligations under paragraphs 1, 2 and 3 also shall be binding upon his heirs, executors, assigns, and administrators and shall inure to the benefit of the Company, its subsidiaries, successors and assigns.